Exhibit 99.1

Caravelle International Group Announces Receipt of Nasdaq Deficiency Notice

SINGAPORE, May 16, 2023 /PR Newswire/ -- Caravelle International Group (Nasdaq: CACO), a global ocean technology company, today announced that it received a notice from The Nasdaq Stock Market LLC (Nasdaq) indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission.

The Notice has no immediate impact on the listing of the Company’s securities, which will continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq. Under the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. If Nasdaq accepts the plan, they can grant the Company an exception of up to 180 calendar days from the original due date of the Form 20-F, or until October 30, 2023, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company will be subject to delisting from Nasdaq. The Company intends to file the Annual Report as soon as practicable.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to, statements regarding the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; the Company’s ability to file its Form 20-F within the timeline prescribed by Nasdaq; the Company’s expectations regarding its ability to complete the audit of its financial statements for its 2022 fiscal year; the timing of the completion of the Company’s fiscal year 2022 financial statements and the filing of the Form 20-F; and any assumptions underlying any of the foregoing. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, delays in the ability of the Audit Committee of the Company’s board of directors to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting and the potential for material weakness in the Company’s internal control over financial reporting; the potential for delisting, legal proceedings or government investigations or enforcement actions arising from the inability of the Company to finalize its financial results and file the Form 20-F; and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

Attention: Tracy Xia

Email: ir@cacointernational.com